                                           Contacts:
Clare Eckert (AUXILIO): 401-855-2601
Becky Herrick (IR Agency): 415-433-3777

AUXILIO Reports Year-End 2010 Financial Results

Mission Viejo, CA – March 30, 2011 – AUXILIO, Inc. (OTCBB: AUXO), the nation’s pioneer and leading Managed Print Services (MPS) company for health care, announced its financial results for the 2010 fiscal year.

“We are encouraged by our progress in 2010, which was driven by the success of our MPS solutions, our organic sales efforts, and our joint marketing relationship with Sodexo,” stated Joseph J. Flynn, president and CEO of AUXILIO, Inc.  “During the year, we ramped up our MPS business by achieving significant customer wins, including hospitals from some of the largest health care systems in the US, which demonstrates our growing leadership position in the industry and our unique value proposition to our customers.”

“Already in 2011, we are making significant progress on our growth objectives.  We recently announced a five-year MPS contract renewal with the prestigious Saint Barnabas Health Care System (SBHCS) in New Jersey.  With its six campuses, over 18,000 employees, 2,300 beds, nearly 5,000 physicians and more than two million patients treated annually, SBHCS is the largest customer in our national hospital portfolio. Looking ahead, we are focused on maintaining our 100% customer retention rate, adding new customer contracts, and growing our sales and assessment infrastructure to enable us to capture the increasing demand for Managed Print Services in the health care industry,” concluded Flynn.

Financial Results
For the year ended December 31, 2010, AUXILIO reported net revenue of $15.4 million, compared to $16.0 million in 2009. Gross profit for the year was $2.9 million, or 19% of sales, compared to $4.0 million or 25% of sales, in 2009.  Operating expenses for the year were $4.4 million, compared to $4.0 million in 2009. Net loss for the year was $1.5 million, or $0.08 per share, compared to a net loss of $35,700 or breakeven, in 2009.

Paul Anthony, AUXILIO’s Chief Financial Officer stated, “We signed five new long-term contracts in the second half of 2010.  As such, our fiscal 2010 results only reflect a portion of the revenue related to these new contracts but recognize many of the costs related to starting up an account, such as commissions, travel, recruiting and onboarding of new employees, and other upfront costs.  In addition, we assume the customer’s legacy contracts with third-party vendors when we sign a new account and absorb related costs at the beginning of the relationship; however, after a period of time we are able to favorably restructure the contracts. As a result of these factors, beginning in the first quarter fiscal 2011 we expect our gross and operating margins will be negatively impacted but are expected to improve over the life of the contracts.  These factors are symptomatic of a services model and, as such, we expect for these trends to continue as we grow the business by continuing to add new customer contracts.”

Conference Call Information
The company will host its 2010 financial results conference call today at 8:00 a.m. PDT / 11:00 a.m. EDT, the details for which follow.  To access the call in the U.S. please dial 1-877-941-8416 and for international calls dial 1-480-629-9808 approximately 10 minutes prior to the start of the conference.  The conference ID is 4427393.  The conference call will also be broadcast live over the Internet and available for replay for 15 days at www.auxilioinc.com.  In addition, a replay of the call will be available via telephone for two business days, beginning two hours after the call.  To listen to the replay, in the U.S., please dial 1-800-406-7325 and internationally, 1-303-590-3030.  Enter access code 4427393.

About AUXILIO, Inc.
AUXILIO, Inc. is the pioneer of managed print services for the health care industry, working exclusively with hospitals and hospital systems throughout the United States.  We are vendor independent and provide intelligent solutions, a risk free program and guaranteed savings. AUXILIO assumes all costs related to print business environments through customized, streamlined and seamless integration of services at predictable fixed rates that are unmatched in the industry. We work collaboratively to assist our health care-partners in the delivery of quality patient care.  The service and solutions provided by our on-site Centers of Excellence professional print strategy consultants deliver unparalleled customer service across the industry. For more information about AUXILIO, visit www.auxilioinc.com.

Forward Looking Statements
This release contains certain forward-looking statements relating to the business of AUXILIO, Inc. that can be identified by the use of forward-looking terminology such as ``believes,'' ``expects,'' “anticipates,” “may” or similar expressions. Such forward-looking statements involve known and unknown risks and uncertainties, including uncertainties relating to product/services development, long and uncertain sales cycles, the ability to obtain or maintain patent or other proprietary intellectual property protection, market acceptance, future capital requirements, competition from other providers and other factors that may cause actual results to be materially different from those described herein as anticipated, believed, estimated or expected. Certain of these risks and uncertainties are or will be described in greater detail in our Form 10-K and Form 10-Q filings with the Securities and Exchange Commission, which are available at http://www.sec.gov. AUXILIO, Inc. is under no obligation (and expressly disclaims any such obligation) to update or alter its forward-looking statements whether as a result of new information, future events or otherwise.

[Tables to Follow]

AUXILIO, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,
	2010	2009
Net revenues	$15,407,552	$15,982,456
Cost of revenues	12,532,193	11,934,706
Gross profit	2,875,359	4,047,750
Operating expenses:
Sales and marketing	1,566,137	1,323,399
General and administrative expenses	2,861,844	2,663,827
Total operating expenses	4,427,981	3,987,226
(Loss) income from operations	(1,552,622)	60,524
Other income (expense):
Interest expense	(6,918)	(96,747)
Interest income	1,301	1,637
Gain on sale of property and equipment	-	1,860
Total other income (expense)	(5,617)	(93,250)

Loss before provision for income taxes	(1,558,239)	(32,726)
Income tax expense	11,479	2,974
Net loss	$(1,569,718)	$(35,700)

Net loss per share:
Basic	$(0.08)	$(0.00)
Diluted	$(0.08)	$(0.00)

Number of weighted average shares outstanding –
Basic	19,226,357	18,572,127
Diluted	19,226,357	18,572,127

AUXILIO, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	As of December 31,
	2010	2009
ASSETS
Current assets:
Cash and cash equivalents	$2,249,907	$1,781,586
Accounts receivable, net	1,160,251	1,397,598
Prepaid and other current assets	331,483	93,246
Supplies	687,845	537,170
Total current assets	4,429,486	3,809,600

Property and equipment, net	234,975	277,704
Deposits	28,013	43,792
Goodwill	1,517,017	1,517,017
Total assets	$6,209,491	$5,648,113

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities:
Accounts payable and accrued expenses	$2,538,828	$1,246,880
Accrued compensation and benefits	772,532	554,702
Deferred revenue	255,802	349,271
Current portion of capital lease obligations	41,776	3,835
Total current liabilities	3,608,938	2,154,688

Capital lease obligations less current portion	79,524	17,537

Commitments and contingencies	-	-

Stockholders’ equity:
Common stock, par value at $0.001, 33,333,333 shares authorized, 19,336,651 shares issued and outstanding at December 31, 2010 and 19,040,401 shares issued and outstanding at December 31, 2009	19,338	19,042
Additional paid-in capital	20,417,584	19,803,021
Accumulated deficit	(17,915,893)	(16,346,175)
Total stockholders’ equity	2,521,029	3,475,888
Total liabilities and stockholders’ equity	$6,209,491	$5,648,113